Wintrust Financial Corporation
Form 10-K, Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.
(dollars in thousands)

		Years ended December 31,
		2008	2007	2006	2005	2004

Income before income taxes	A	$30,641	$83,824	$104,241	$104,950	$80,887

Interest expense:
Interest on deposits		$219,437	$294,914	$265,729	$156,252	$83,135
Interest on other borrowings	C	50,719	55,093	43,330	34,025	20,787

Total interest expense	B	$270,156	$350,007	$309,059	$190,277	$103,922

Ratio of earnings to fixed charges:
Including deposit interest	(A+B)/B	1.11x	1.24x	1.34x	1.55x	1.78x
Excluding deposit interest	(A+C)/C	1.60x	2.52x	3.41x	4.08x	4.89x